Exhibit 99.1

Check-Cap Reports First Quarter 2017 Financial Results

ISFIYA, Israel, May 9, 2017 /PRNewswire/ -- Check-Cap Ltd. (the "Company" or "Check-Cap") (NASDAQ: CHEK; NASDAQ: CHEKW), a clinical-stage medical diagnostics company engaged in the development of C-Scan®, an ingestible capsule for preparation-free, colorectal cancer screening, today provided a corporate update and announced its financial results for the three months ended March 31, 2017.

"Throughout the past quarter, we continued to advance our clinical trial to support CE Marking for the C-Scan® system and plan to submit our CE Mark application during the summer of this year, " said Bill Densel, CEO of Check-Cap. "Having completed the first critical phase of our ongoing collaboration with GE Healthcare, we are very encouraged in our progress to develop and validate high-volume manufacturing of X-ray source production and assembly for use in future U.S. clinical trials."

Financial Results for the First Quarter Ended March 31, 2017

Research and development expenses, net were $1.9 million in the three months ended March 31, 2017, compared to $1.8 million in the same period in 2016. This increase was primarily due to the initiation of the Company's trial to support CE Marking for the C-Scan® system.

General and administrative expenses were $890,000 in the three months ended March 31, 2017, compared to $1.1 million in the same period in 2016. This decrease was primarily due to a decrease in share-based compensation ($170,000).

Operating loss was $2.8 million in the three months ended March 31, 2017, compared to an operating loss of $2.9 million in the same period in 2016.

Finance income, net was $110,000 in the three months ended March 31, 2017, compared to $158,000 in the same period in 2016.

Net loss was $2.7 million in the three months ended March 31, 2017, compared to $2.7 million in the same period in 2016.

Non-GAAP net loss, as defined below, was $2.4 million in the three months ended March 31, 2017, compared to $2.3 million in the same period in 2016. A reconciliation of GAAP results to non-GAAP results is provided below.

Cash, cash equivalents and short-term bank deposits totaled $9.4 million as of March 31, 2017, compared with $11.6 million as of December 31, 2016.

Net cash used in operating activities was $2.3 million in the three months ended March 31, 2017, compared to $2.5 million in the same period in 2016.

The number of outstanding ordinary shares as of March 31, 2017 was 15,629,696.

Use of Non-GAAP Financial Results

In addition to disclosing financial results calculated in accordance with U.S. GAAP, the Company's financial results release contains Non-GAAP financial measures of net loss for the period that exclude the effects of share-based compensation and changes in royalties provision. The Company's management believes the Non-GAAP financial information provided in this release is useful to investors' understanding and assessment of the Company's on-going operations.  Management also uses both GAAP and Non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. The Non-GAAP financial measures disclosed by the Company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. Reconciliations between GAAP measures and Non-GAAP measures are provided later in this press release.

About Check-Cap

Check-Cap is a clinical-stage medical diagnostics company developing C-Scan®, the first capsule-based system for preparation-free colorectal cancer screening.

Utilizing innovative ultra-low dose X-ray and wireless communication technologies, the capsule generates information on the contours of the inside of the colon as it passes naturally.  This information is used to create a 3D map of the colon, which allows physicians to look for polyps and other abnormalities. Designed to improve the patient experience and increase the willingness of individuals to participate in recommended colorectal cancer screening, C-Scan® removes many frequently-cited barriers, such as laxative bowel preparation, invasiveness and sedation. The C-Scan® system is currently not cleared for marketing in any jurisdiction.

Legal Notice Regarding Forward-Looking Statements

This press release contains "forward-looking statements." Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. For a discussion of these and other risks that could cause such differences and that may affect the realization of forward-looking statements, please refer to the "Special Note On Forward-looking Statements" and "Risk Factors" in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read these documents free of charge on the SEC's web site at http://www.sec.gov. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Financial Tables Follow:

CHECK CAP LTD
CONSOLIDATED UNAUDITED BALANCE SHEETS
(U.S. dollars in thousands, except share and per share data)

	March 31,	December 31,
	2017	2016
Asset
Current assets
Cash and cash equivalents	9,380	11,639
Prepaid expenses and other current assets	441	242
Total current assets	9,821	11,881
Non-current assets
Property and equipment, net	460	414
Total non-current assets	460	414
Total assets	10,281	12,295

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accruals
Trade	586	393
Other	238	235
Other current liabilities	11	11
Employees and payroll accruals	921	728
Total current liabilities	1,756	1,367
Non-current liabilities
Royalties provision	545	521
Total non-current liabilities	545	521

Shareholders' equity
Share capital	793	771
Additional paid-in capital	52,783	52,577
Accumulated deficit	(45,596)	(42,941)
Total shareholders' equity	7,980	10,407
Total liabilities and shareholders' equity	10,281	12,295

CHECK-CAP LTD.
CONSOLIDATED UNAUDITED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three months ended March 31,
	2017	2016

Research and development expenses, net	1,877	1,802
General and administrative expenses	886	1,098
Operating loss	2,763	2,900
Finance income, net	110	158
Loss before tax	2,653	2,742
Taxes on income	3	-
Net loss	2,656	2,742
Net loss per ordinary share basic and diluted	0.16	0.21
Weighted average number of ordinary shares outstanding - basic and diluted (in thousands)	16,427	13,279

CHECK-CAP LTD.
CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands, except per share data)

	Three months ended March 31,
	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	(2,656)	(2,742)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	36	31
Share-based compensation	214	436
Financial income, net	(138)	-
Changes in assets and liabilities items:
Increase (decrease) in prepaid and other current assets and non-current assets	(199)	32
Increase in trade accounts payable, accruals and other current liabilities	180	18
Increase (decrease) in employees and payroll accruals	193	(211)
Increase (decrease) in royalties provision	24	(24)
Net cash used in operating activities	(2,346)	(2,460)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(66)	(42)
Proceeds from short-term investments	-	1,811
Net cash provided by (used in) investing activities	(66)	1,769

CASH FLOWS FROM FINANCING ACTIVITIES
Exercise of warrants into ordinary shares	15	6
Net cash provided by financing activities	15	6

Effect of exchange rate changes on cash and cash equivalents	138	-
Net decrease in cash and cash equivalents	(2,259)	(685)
Cash and cash equivalents at the beginning of the period	11,639	9,392
Cash and cash equivalents at the end of the period	9,380	8,707

CHECK-CAP LTD.
SUPPLEMENTAL RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(U.S. dollars in thousands)

	Three months ended March 31,
	2017	2016
GAAP net loss for the period	(2,656)	(2,742)
Share-based compensation (1)	214	436
Changes in royalties	24	(24)
Non-GAAP net loss for the period	(2,418)	(2,330)
(1) Share-based compensation:
Research and development expenses, net	44	96
General and administrative expenses	170	340
	214	436

CONTACT:

Investors
David Carey
Lazar Partners Ltd.
+1-212-867-1768
dcarey@lazarpartners.com

Vivian Cervantes
PCG Advisory
+1-212-554-5482
vivian@pcgadvisory.com

Media
Erich Sandoval or Rob Sawyer
Lazar Partners Ltd.
+1-213-908-6226 or +1-212-843-0209
esandoval@lazarpartners.com
rsawyer@lazarpartners.com